DESIREE STAPLES PRODUCER RESUME

Take Me To Tarzana (Feature)	PRODUCER	Director Maceo Greenberg	2019
Circus Person (Tribeca N.O.W 2020)	PRODUCER	Director Britt Lower	2020
GWYNNY (Short)	EP	Director Evan Twohy	2020
It's What She Would Have Wanted	EP	Director Nate Trinrud	2020
Stupid Cupid (Series)	PRODUCER	Director Sarah Hunt	2019
The Influencers (Pilot)	EP, CO-WRITER	Director Katie Burris	2018
Ava In The End (Short)	ASST. PRODUCER	Director Ursula Kay	2019
Spin Me (Short)	EP	Director Cody Coker	2018
Mia's Night Out (Short)	EP	Director Hayward Suggs	2017

Additionally, Desiree Staples has been the Co-President of NUEA West since 2018. The NUEA West (Northwestern University Entertainment Alliance West) is a not-for-profit, volunteer-run alumni organization dedicated to NU graduates working in or looking to break into the entertainment industry in the Los Angeles area. Our goal is to help create a cohesive, supportive community of Northwestern alumni working in all sides of the entertainment industry. Desiree also works part time at One on One/Next Level Studios as a host of their virtual online acting/casting director classes and has been employed by them since March 2020.

DESIREE STAPLES' Recent Projects:

A multifaceted actress, producer, and writer, Staples most recently wrote, produced, and starred in the comedy series pilot, *The Influencers* which has screened at over 10 festivals across the country and internationally. The Influencers recently won accolades including Best Ensemble Cast at Santa Monica Webfest , Best Pilot at Seoul Webfest, and the People's Choice Award for Best "Comedy" Short Film at the Hollywood Reel Independent Film Festival. She also acted in and produced the short, *It's What She Would Have Wanted,* which is soon premiering at LA Shorts International Film Festival, Nashville Film Festival, and Mill Valley Film Festival this October. Staples produced and stars in the Feature Film *Take Me To Tarzana*, written/directed Maceo Greenberg opposite Jonathan Bennett and Maria Conchita Alonso. Desiree Staples also produced the 2020 Tribeca N.O.W. Episodic short *Circus Person*, which also was programmed into the We Are One: A Global Film Festival partnered with Youtube for a global audience.

Staples has appeared in guest star roles including the Bounce TV series: *In The Cut*, Issa Rae Presents' *DUMPED*, Addison Heimann's *Vivian, Swipe Up!*, and in Clickhole's *500lb Man* which has over 15 million views. She is a proud Northwestern Alum & Co-President of Northwestern University's Entertainment Alliance of California - NUEA West. Find out more @DesireeStaples (Instagram)